LRP Landesbank Rheinland-Pfalz

PRESS-RELEASE

LRP ANNUAL ACCOUNTS 2003 ADOPTED

- **Satisfactory development also in the first quarter**
- **New ownership structure to aim for**

The Guarantors' Meeting and the Supervisory Meeting adopted the 2003 annual accounts of LRP Landesbank Rheinland-Pfalz on 24 May 2004. No differences occurred with regard to the preliminary results announced on the occasion of the press conference held on 18 March 2004.

With a business volume of Euro 73.7 billion, LRP Group posted a strong increase in results for the past financial year. Due to an operating income up 13.7 % on the previous year to Euro 257 million and a decline in risk provisions to Euro 66 (83) million, operating profit rose by one third to Euro 192 (144) million. Despite the significantly higher tax expenses of Euro 60 million and after deduction of the distribution for silent participations, the Group's net income for the year was up Euro 15 million on the previous year to Euro 90 million.

The Bank's net income amounted to Euro 79.6 million. Pursuant to the Bank's statutes, Euro 8.0 million were allocated in advance to its reserves. Of the remaining net profit of Euro 71.6 million a net dividend of 6.0 % or Euro 16 million, respectively, will be distributed to the Bank's shareholders. These are the savings banks of Rheinland-Pfalz, WestLB and LBBW. The remaining amount of Euro 55.6 million will be allocated to other reserves from retained earnings of the Bank, LBS and LRI.

Satisfactory development during the first quarter

The development of LRP Group's business volume and earnings has been satisfactory overall during the first quarter of fiscal 2004. Growth in new business, particularly in the business segments Corporates and Real Estate Customers

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
HRA 3557

increased the business volume by 1.9 % or Euro 1.4 billion, respectively, to Euro 75.1 billion. Due to stable operative income, a moderate development of general administrative expenses and further reduced risk expenses, the first quarter operating profit exceeded the comparative values of the previous year and the target figures on a pro rata basis. The budgeted figures for the current business year are based on the Managing Board's objective to generate a profit at least on the previous year's level.

New ownership structure to aim for

The bodies of the Bank have unanimously adopted the resolution to take over the stake held by WestLB (37.5 %) in the share capital of LRP by way of collection subject to the agreement of the shareholders' bodies, thus increasing the stake held by the Savings Banks and Giro Association of Rheinland-Pfalz from 50 % to 80 % and the stake of LBBW from as yet 12.5 % to 20 %.

Subsequently, taking into account the perpetual silent participation of the State of Rheinland-Pfalz of Euro 300 million and the strengthened reserves after allocation of net income to reserves, equity capital ratios will be as follows: the total capital ratio (BIS) will reach 11.9 % and the core capital ratio (BIS) 7.1 %.

Furthermore, the bodies of the Bank have taken note of state of negotiations regarding the reorientation of LRP. Considering all requirements including the needs of the savings banks partnership and the expectations of the state governments, the parties involved intend to develop an ownership structure and an appropriate business orientation for LRP enabling the Bank to continue its successful business policy also after the abolition of guarantor liability.

Mainz, 24 May 2004

Note: The German version of the annual report and an abbreviated version in English is available via the Internet by visiting our website www.lrp.de.